EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Odyssey Marine, Inc.	Florida

Odyssey Marine Services, Inc.	Nevada

OVH, Inc.	Nevada

Odyssey Retriever, Inc.	Nevada